EXHIBIT NO. 1

ANNUAL INFORMATION FORM FOR THE YEAR ENDED

DECEMBER 31, 2014

February 26, 2015

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, British Columbia

Canada V5J 0C6

(778) 331-5500

www.rbauction.com

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	1

THE COMPANY	2

OVERVIEW	4

HISTORY AND DEVELOPMENT OF OUR BUSINESS	6

THE USED EQUIPMENT MARKET OPPORTUNITY	7

COMPETITIVE ADVANTAGES	8

STRATEGY	11

OPERATIONS	14

MARKETING AND SALES	16

INTERNATIONAL NETWORK OF AUCTION SITES	16

COMPETITION	19

GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS	19

RISK FACTORS	20

DIVIDENDS	20

CAPITAL STRUCTURE	21

MARKET FOR SECURITIES	22

DIRECTORS AND EXECUTIVE OFFICERS	22

AUDIT COMMITTEE INFORMATION	24

LEGAL ACTIONS	27

CODE OF ETHICS	27

TRANSFER AGENT	28

INTERESTS OF EXPERTS	28

MATERIAL CONTRACTS	28

ADDITIONAL INFORMATION	28

Unless the context otherwise requires, “Ritchie Bros.”, the “Company”, “we”, “us” or “our” each refer to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars.

Certain names in this document are our trademarks.

FORWARD LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements that involve risks and uncertainties. These statements are based on our current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance, objectives and targets;

•	our ability to drive shareholder value through management structure and reorganization changes, including our ability to reinvigorate revenue and earnings growth, optimize capital allocation and structure, and improve Return on Net Assets (“RONA”)[1];

•	our ability to implement and meet performance measurement metrics aligned with our new strategic plan;

•	growth of our operations, including the addition or replacement of auction sites;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of assets, including our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups, including those in the used equipment market, and do more business with new customer groups in new markets;

•	our ability to leverage our Ritchie Bros. brand;

•	the impact of our new initiatives and services on us and our customers;

•	our ability to add new business and information solutions, including, among others, our ability to utilize technology to enhance our auction services and support additional value-added services;

•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”);

•	the supply trend of equipment in the market and the anticipated price environment for late model equipment, as well as the resulting effect on our business and GAP;

•	the impact of market uncertainty on equipment seller behaviour;

•	our ability to grow our sales force, minimize turnover, and improve Sales Force Productivity[1];

•	the effect of an increased number of our Revenue Producers (as defined below), including our Territory Managers (“TMs”) and our territory sales support personnel, on our sales team performance, GAP and revenues;

•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	whether our exposure from guarantee contracts will be fully covered by proceeds we will receive at auction, plus our commission;

•	our Revenue Rates[1], the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;

[1]	As defined in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2014 and 2013, which is incorporated by reference in this document.

•	the impact of market uncertainty on equipment seller behavior;

•	our future capital expenditures;

•	the proportion of our revenues and operating costs denominated in currencies other than the United States (“U.S.”) dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities; and

•	our ability to secure our information technology and systems against cybersecurity attacks and unauthorized access.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) for the years ended December 31, 2014 and 2013, which is incorporated by reference in this document, are among those we consider may affect our performance materially or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” herein and other relevant factors.

THE COMPANY

Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. Our articles were amended (a) on May 2, 2000 to permit our directors to set the number of directors on our Board of Directors (our “Board”) by resolution of the Board, subject to the limits set out in our articles, and to permit our directors to appoint one or more additional directors to our Board between shareholder meetings, provided that the total number of directors does not exceed  1⁄3 of the number of directors elected at the previous annual general meeting; and (b) on April 19, 2004 to subdivide each of our Common Shares outstanding on May 4, 2004 into two Common Shares.

Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 0C6 and our telephone number is (778) 331-5500. We maintain a website at www.rbauction.com. None of the information on our website is incorporated into this Annual Information Form by this or any other reference.

The following diagram illustrates the primary intercorporate relationships of our company and our principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the State of Washington, United States.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the State of Washington, United States.

7.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the State of Washington, United States.

8.	Ritchie Bros. Holdings (America) Inc. is a corporation incorporated under the laws of the State of Washington, United States.

9.	RBA Holdings Inc. and AssetNation Inc. are corporations incorporated under the laws of the State of Delaware, United States.

OVERVIEW

Ritchie Bros. (NYSE & TSX: RBA) is the well-established world leader for the exchange of used equipment, completing over $4.2 billion of equipment transactions during 2014. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we commercially launched EquipmentOne, an online used equipment marketplace to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of heavy machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, energy and marine industries. The majority of the assets sold through our sales channels would be classified as construction machinery. We operate in 19 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Gross Auction Proceeds2 (“GAP”) represent the total proceeds from all items sold at our auctions and online marketplaces. Our GAP was $4.2 billion for the year ended December 31, 2014, representing a 10% increase from 2013.

Ritchie Bros. Auctioneers — Our core unreserved auction business

Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer, and our core business is providing unreserved auction services to equipment buyers and sellers. Our adherence to the unreserved auction process is one of our founding principles and we believe one of our most significant competitive advantages. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum bids or reserve prices on any item sold at our auctions. Each item is sold to the highest bidder, regardless of price. This process, combined with our global market reach, ensures that each item sold at our auctions is sold for global market value. In addition, consignors, or their agents, are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. This policy provides a transparent environment for our auction bidders.

Our bidders participate in our auctions in person, by proxy, or through real-time online bidding. Online participation in our auctions has increased steadily since that option was introduced in 2002. Most online bidders still visit our auction sites prior to the auction, in order to test and inspect the equipment being sold.

Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects. We generally cannot influence the decision of an equipment owner whether to sell, but once they have made the decision to sell, our sales team’s opportunity is to demonstrate the Ritchie Bros. Auctioneers value proposition and have the equipment contributed to one of our unreserved auctions.

[2]	Our definition of GAP may differ from those used by other participants in our industry. GAP is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that revenues, which is the most directly comparable measure in our consolidated income statement, and certain other line items, are best understood by considering their relationship to GAP.

Over 60% of our core auction sales go to buyers from outside the region of sale. Our ability to consistently draw significant numbers of local and international bidders from many different markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business which is reflected in our core auction GAP growth.

EquipmentOne — Our online used equipment marketplace

EquipmentOne is a secure online marketplace designed for equipment owners who require higher levels of control over the selling process, while potentially taking on more effort. Used equipment sellers use a variety of channels to meet their needs and bringing the EquipmentOne channel to our customers provides an addition solution set for their selling needs.

Ritchie Bros. commercially launched EquipmentOne (an Online Negotiation Engine) in 2013 to reach the segment of the used equipment transaction market that prefers to retain control over the sales process. Through EquipmentOne (www.equipmentone.com), equipment sellers are able to list their equipment on the online marketplace, receive and accept offers, and complete and settle their sale.

EquipmentOne is an online marketplace that equipment sellers can navigate independently, while still leveraging Ritchie Bros.’ trusted brand and transaction processing. EquipmentOne facilitates the completion of sales through a settlement process that protects both the seller and the buyer. Once a sale is agreed upon, buyers are instructed to pay the purchase price of the sale to Ritchie Bros. to hold in escrow. When the funds are received, the seller is informed that they can release the sold equipment to the purchaser. When the purchaser provides approval to Ritchie Bros. that the equipment is as advertised, we then release the net sales proceeds to the seller.

We still consider EquipmentOne to be in a start-up phase, and as such, we do not anticipate that the online marketplace will contribute materially to our overall operations for several years. However, we believe that there is a substantial growth opportunity for this business line and believe that this supports this business.

Complementary ‘Better Together’ value propositions

The following table demonstrates how our business segments complement each other by providing our customers with a variety of onsite and online participation options and synergistically are ‘Better Together’:

HISTORY AND DEVELOPMENT OF OUR BUSINESS

Our company was founded in 1958 in the small town of Kelowna, British Columbia, Canada. We held our first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While our early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward in Canada through the 1960s.

By 1970, we had established operations in the United States and held our first American sale in Beaverton, Oregon. Throughout the 1970s and 1980s, we held auctions in additional locations across Canada and an increasing number of American states. In 1987, we held our first European auctions in Liverpool, United Kingdom and Rotterdam, The Netherlands. Our first Australian auction was held in 1990, and this was followed by expansion into Asia, with subsequent sales in Japan, the Philippines, Hong Kong, Thailand and Singapore. We held our first Mexican auction in 1995 and our first Middle Eastern auction in Dubai, United Arab Emirates, in 1997.

Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we believe that emerging markets such as China offer significant potential for growth in the long-term.

In 1994, we introduced our prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by other industrial equipment auctioneers. We have since constructed similar facilities in various locations in Canada, the United States, Mexico, Europe, Australia, Asia and the Middle East. We have 44 auction sites at the date of this Annual Information Form.

In March 1998, we completed an initial public offering of our common shares. Our common shares trade on the New York Stock Exchange, or NYSE, and the Toronto Stock Exchange, or TSX, under the ticker symbol “RBA”.

On May 15, 2012, we purchased AssetNation, an online marketplace and solutions provider for surplus and salvage assets based in the United States. Leveraging AssetNation’s technology and e-commerce expertise in early 2013 we commercially launched our new online marketplace, EquipmentOne.

THE USED EQUIPMENT MARKET OPPORTUNITY

Ritchie Bros. is the well-established world leader for used equipment sales. Our market position, in itself, is a competitive advantage. As we sell more used equipment than anyone else, we attract the largest audience of interested used equipment buyers. This in turn attracts more equipment sellers. This cycle continues to bolster our growth, which is demonstrated by our long history of expansion.

We have recently updated our estimate of the annual global used equipment market, through a review of the construction, transportation and agricultural used equipment markets. Based on this review, we believe the global used equipment market is valued at approximately $360 billion. The market is highly fragmented, with Ritchie Bros. being the largest player in this space.

The volume of used equipment transactions is affected by the ongoing production of new equipment and trucks, the demand for equipment, the rate of equipment utilization and the motivations of equipment owners to realign and replace their fleets. Ritchie Bros. goal is to capture a greater proportion of the transactions through its multichannel strategy.

Ritchie Bros.’ businesses generate revenue based on a percent of the selling price of goods sold through our sales channels. As such, influences on used equipment pricing can affect corporate performance. Factors such as regional or global economic and construction activity, the supply of good quality used equipment, availability of low-cost financing and changes to regional regulations can affect the demand for, and therefore price of, equipment sold through our auctions and our online marketplace.

COMPETITIVE ADVANTAGES

Our key strengths provide distinct competitive advantages and have enabled us to achieve significant and profitable growth over the long term. Our GAP has grown at a compound annual growth rate of 9.24% over the last 25 years, as illustrated below.

Reputation for Conducting Unreserved Auctions. We believe that our widely known commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum bids or reserve prices; each and every item is sold to the highest bidder on the day of the auction regardless of the price. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the highest bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enables us generally to achieve higher prices than our competitors.

Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of digital media, print media and the internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. In recent periods, an average of approximately 60% of the value of equipment sold at any particular auction has left the region of the sale.

International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Central America, Europe, Australia, Asia and the Middle East.

Extensive Network of Auction Sites. Our international network of auction sites is attractive to consignors of trucks and equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, thereby taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with state-of-the-art painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers. Our secure yards enable our bidders to inspect, test and compare assets available for sale at our auctions, and give them confidence that the assets on which they are bidding exist and will be in the same condition when they pick them up as they were when they purchased them. Our consignors take comfort knowing their assets are under our care, custody and control, and that we are looking after all details in connection with the auction, including load-out by buyers.

Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases help us to identify market trends and estimate equipment values.

We also maintain a proprietary customer information database containing detailed information on users of our online bidding service, including each customer’s auction attendance, trade association memberships, buying habits and other information. This database enables us to identify customers who might be interested in the equipment being sold at any particular auction.

Internet Services. We believe that our extensive internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our online bidding service has enhanced our ability to transcend local market conditions and offer international scope to equipment buyers and sellers at our auctions. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched our internet bidding service in 2002, and in 2014 we sold over $1.6 billion of equipment to users of this service. In 2014, customers bidding in our live industrial auctions over the internet accounted for over 62% of total industrial auction registrations. Our internet bidding service gives our auction customers the choice of how they want to do business with us and access to both live and online auction participation. The average number of registered bidders, both online and on-site, participating in our industrial auctions has increased 84% to 1,988 registered bidders in 2014 from 1,080 bidders in 2001, prior to the implementation our internet bidding service.

In 2010 we launched our new 21-language Ritchie Bros. website, with enhanced features such as high quality zoomable photos, watch lists and other valuable features. The website (www.rbauction.com) now enables customers to interact with us more easily, as well as search for and purchase the equipment they need, and we believe it is a powerful tool for attracting new non-English speaking customers.

In 2011 we launched our detailed equipment information (“DEI”) program, in which we provide free of charge on our website to all customers much more detailed information and photos about the equipment to be sold at our auctions. We believe this program is allowing customers to shop with greater ease and bid with more confidence, and has made our auctions more appealing to a broader range of equipment owners.

In 2013, we launched our online equipment marketplace, EquipmentOne (www.equipmentone.com), which provides equipment sellers with control over the selling price and the sales process. EquipmentOne appeals to equipment sellers who want to manage the process, decide if and when to sell, and negotiate a selling price. This optionality appeals to companies and equipment owners who would prefer to sell only under certain conditions.

In 2014, average monthly users of our Ritchie Bros. and EquipmentOne websites totaled 775,237, a 13% increase compared to the previous year.

Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors flexible contract options such as guarantee and inventory contracts, to invest in new technologies and services such as EquipmentOne, and to expand into new markets.

Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 1,474 full-time employees at December 31, 2014, including 353 revenue producers3 and 29 Trainee Territory Managers.

These competitive advantages have enabled us to hold successful auctions that are appealing to both buyers and consignors, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our GAP.

We believe that this momentum, together with our reputation, size and financial resources, gives our customers confidence in our auction services, which should contribute to our growth over the long term.

[3]	Revenue producers is a term used to describe our revenue producing sales staff. This definition is comprised of Regional Sales Managers, and TMs.

STRATEGY

Over the past several years our strategy has continued to evolve. During 2014 we updated our strategy to outline the following key objectives, pillars and supporting enablers:

There are three main drivers to our strategy and roadmap to generating shareholder value:

1) Grow Revenue and Earnings

We are committed to pursuing growth initiatives that will further enhance our sector reach, drive geographic depth, meet a broader set of customer needs, and add scale to our operations. EquipmentOne is a key part of a full-service offering to provide our customers with a menu of options that cater to their needs at different points of their asset disposition journey. This “Better Together” strategy of offering EquipmentOne alongside our core auction services is a key step in developing a truly multi-channel offering to our market. In addition, we will focus on accelerating our Strategic Accounts growth, developing Global Key Accounts, and improving the overall performance and use of our underwritten contracts.

2) Drive Efficiencies and Effectiveness

We plan to take advantage of opportunities to improve the overall effectiveness of our organization by enhancing sales productivity, modernizing and integrating our legacy IT systems and optimizing business processes. We are also implementing formal performance measurement metrics (such as a Performance Scorecard) to gauge our effectiveness and progress, and will better align our executive compensation plans with our new strategy and key targets. We are also better aligning our organizational structure to help us more effectively meet the needs of our customers in each of our regions. We believe this will enhance the agility of our organization, and our decision making processes, to better serve our customers.

3) Optimize our Balance Sheet

Our business model provides us with the unique ability to generate strong cash. Cash flow represents our ability to convert revenue into cash, and provides a meaningful indication of the strength inherent in our business. We will focus not only on profit growth but also cash flow growth. There will also be an increased emphasis on site performance — specifically on the return we are receiving for the investments we have made in each region. The majority of our sites meet these return expectations and some are significantly exceeding them.

A more detailed outline of our strategy is as follows:

Acronyms used in the above table not previously described include “RBFS” for Ritchie Bros. Financial Services, “M&A” for mergers and acquisitions, “CRM” for customer relationship management, “SG&A” for selling, general and administrative expenses, “B/S” for balance sheet, “P&L” for profit and loss (or income) statement, and “Op FCF” for Operating Free Cash Flow.

Our more immediate focuses in the coming years will be on the following drivers of growth and strategic opportunities:

Average Annual Targets and ‘Evergreen’ Model

Our ‘Evergreen’ Model refers to the annual targets we believe we can achieve over the next five to seven years. Over the past six months we have reviewed our strategies along with our financial models and believe that our strategic focuses will support the targets that are described below over the next five to seven years.

For definitions of the performance metrics in the table above, including GAP, Operating Income Margin, Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), EBITDA Margin, Net Capex Intensity, Operating FCF, RONA, and Net Debt/Adjusted EBITDA, refer to the MD&A under “Non-GAAP Measures”, which is incorporated by reference in this document.

Our strategic initiatives and investments are designed to drive our average annual targets4. These targets reflect the growth, leverage and cash flow generation we believe are inherent in our business model. Our focus will be on achieving these targets by driving growth in our GAP and leveraging our existing infrastructure.

[4]	These are our own objectives and whether we can achieve them will depend on a number of factors, some of which may not be within our control. Please refer to the discussion under ‘Risk Factors’ below. As these are objectives, there is no assurance that we will be able to achieve these objectives as set out above.

Update on our 2014 Strategy

For a detailed analysis of our performance against our objectives refer to the MD&A under “Update on our 2014 Strategy”, which is attached as Exhibit 2 to this Annual Report on Form 40-F and incorporated by reference herein.

OPERATIONS

The majority of our business continues to be generated by our core auction operations. The contribution of our EquipmentOne business was not significant during 2014 and 2013.

During 2014 we conducted 233 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Australia and Asia. We also held 116 unreserved agricultural auctions in 2014. Although our auctions varied in size, the average Ritchie Bros. industrial auction in 2014 had the following characteristics:

Average per industrial auction	Year ended December 31,
	2014	2013
GAP	$16.5 million	$14.3 million
Bidder registrations	1,988	1,740
Consignors	195	180
Lots	1,370	1,230

The distribution of our revenues across the geographic segments in which we operate was as follows:

Revenue distribution	United States	Canada	Europe	Other
Year ended December 31, 2014	47%	32%	12%	9%
Year ended December 31, 2013	48%	29%	14%	9%

In 2014, approximately 88% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites (2013: 89%). Please see further discussion below under “International Network of Auction Sites” for a discussion of our properties.

The remaining 12% of our GAP in 2014 came from “off-site” auctions (2013: 11%), typically held on rented or consignor-owned land. The decision as to whether to hold a particular auction at one of our sites instead of at an off-site location is influenced by the nature, amount and location of the equipment to be sold. The majority of our agricultural auctions are held at off-site locations, usually on the consignor’s farm.

Our GAP and associated revenues are affected by the seasonal nature of our business. Our GAP and revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Some of the key elements of our auction process include:

Attracting Bidders. We believe our proprietary customer database, which contains over 556,200 customer names from approximately 194 countries, significantly enhances our ability to market our auctions effectively. We typically send tens of thousands of print and digital direct marketing materials to strategically selected customers from our database as part of our comprehensive auction marketing service. We also conduct targeted regional and industry-specific advertising and marketing campaigns and use social media to generate awareness. In addition, we present information about the majority of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. We had over 463,500 bidder registrations at our industrial auctions in 2014 compared to approximately 425,000 in 2013.

Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects.

For larger consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that consignors choosing to sell their equipment at auctions choose Ritchie Bros. over other auctioneers, because they believe that selling at a Ritchie Bros. global auction is the best way to maximize the net proceeds on the sale of their assets.

Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valuable service that we offer to consignors that sets us apart from most of our competitors.

Attractive Contract Options. We offer consignors several contract options to meet their individual needs and sale objectives. These can include a straight commission contract, where the consignor receives the gross proceeds from the sale less a pre-negotiated commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or inventory contracts (where we purchase the equipment temporarily for resale). We refer to guarantee and inventory contracts as our underwritten business. Our underwritten business represented approximately 31% of our GAP in 2014, compared to 28% in 2013.

In order to assist customers with their equipment transactions and to build our business and position ourselves in the marketplace, in a minority of cases, we will strategically present proposals to customers that include underwritten contracts. In making the decision to strategically use an underwritten proposal, we consider a multitude of factors, including, the size and the mix of the equipment in the proposal, the condition of the equipment, the timing of the contract in relation to a particular auction and its impact on attracting additional consignments, the competitive environment, our ability to build our market share and the relationship with the customer. We have a rigorous approach to appraising and evaluating the items included in a potential underwritten deal and have a well-developed, strict internal approval process for entering into underwritten contracts.

Further, the choice by equipment owners between straight commission, guarantee, or inventory contracts, if presented by us, depends on the owner’s risk tolerance and sale objectives. We work with our customers to provide them with the contract option that best suits their needs at that point in time. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our Revenue Rate are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:

•	conducting title searches, where registries are commercially available, to ensure equipment is sold free and clear of all liens and encumbrances (if we are not able to deliver clear title, we provide a full refund up to the purchase price to the buyer);

•	making equipment available for inspection, testing and comparison by prospective buyers;

•	displaying high-quality, zoomable photographs of equipment on our website;

•	providing free detailed equipment information on our website for most equipment;

•	providing financing services, as well as insurance and powertrain warranty products;

•	providing access at our auctions to transportation companies, customs brokerages and other service providers, and online through our partner, uShip;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all pre-auction marketing, as well as collection and disbursement of proceeds.

MARKETING AND SALES

At December 31, 2014, we employed 353 revenue producers and 29 Trainee TMs (2013: 319 and 20, respectively). Our sales force is deployed by geographic region around the world. Each revenue producer is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s territory. Revenue producers are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All members of our sales force are compensated primarily by a combination of base salary and incentive bonus.

To support our revenue producers, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions and listings in our EquipmentOne marketplace. This dual strategy is designed to attract both consignors and bidders to our sales solutions. Our advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. Digital marketing, social media and our rbauction.com website are other important components of our marketing effort. During 2014, we had 775,237 average monthly users of our websites, an increase of 13% as compared to 688,991 in 2013.

In addition to regional marketing through our sales representatives, we market through our national accounts team to large multi-national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.

INTERNATIONAL NETWORK OF AUCTION SITES

We generally attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we have historically preferred to purchase land and construct purpose-built facilities once we have established a base of business and determined that a region can generate sufficient financial returns to justify the investment.

We generally do not construct a permanent auction site in a particular region until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction site for several years before considering a more permanent investment. This process allows us to establish our business and evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site has been in the range of $20 to $25 million in recent years, including land, improvements and buildings.

We currently have 44 locations in our auction site network. A permanent auction site includes locations that we own and on which we have constructed an auction theatre and other facilities (e.g. refurbishment), and that we lease with an original term longer than three years and on which we have built permanent structures with an investment of more than $1.5 million. We have 39 permanent auction sites as of the date of this Annual Information Form.

A regional auction site is a location that we lease on a term longer than one year, have limited investment in facilities (i.e. less than $1.5 million) and on which we average more than two auctions per year on a rolling two-year basis and have at least two full time staff. This category also includes sites located on land that we own with limited investment in facilities. We have five regional auction sites as of the date of this Annual Information Form.

Our auction site network as of the date of this discussion is as follows:

Permanent Auction Sites:

Canada	Size (Developed Acres)	Year Placed in Service
Edmonton, Alberta	131	2002
Toronto, Ontario	63	1998
Saskatoon, Saskatchewan	42	2006
Prince George, British Columbia	60	2003
Grande Prairie, Alberta	68	2009
Montreal, Quebec	68	2000
Halifax, Nova Scotia	28	1997
Vancouver, British Columbia	24	2010
Regina, Saskatchewan	22	2007

United States
Orlando, Florida	182	2002
Fort Worth, Texas	109	1994
Columbus, Ohio	95	2007
Sacramento, California	90	2005
Houston, Texas	90	2009
North East, Maryland	80	2001
Chehalis, Washington	100	2012
Nashville, Tennessee	76	2006
Las Vegas, Nevada	75	2007
Denver, Colorado	70	2007
Minneapolis, Minnesota	70	2009
Atlanta, Georgia	64	1996
St Louis, Missouri	63	2010
Los Angeles, California	59	2000
Chicago, Illinois	51	2000
Phoenix, Arizona	48	2002
Kansas City, Missouri	40	2007
Raleigh-Durham, North Carolina	45	2012
Salt Lake City, Utah	37	2010
Albuquerque, New Mexico	11	1999

Other Countries
Moerdijk, The Netherlands	62	1999
Mexico City (Polotitlan), Mexico	60	2009
Madrid (Ocaña), Spain	60	2010
Melbourne (Geelong), Australia	40	2013
Paris (St. Aubin sur Gaillon), France	50	2008
Milan (Caorso), Italy	46	2010
Dubai, United Arab Emirates	44	2005
Brisbane, Australia	42	1999
Meppen, Germany	41	2010
Tokyo (Narita), Japan	17	2010

Regional Auction Sites:
Lethbridge, Alberta	Manchester, New Hampshire
Tipton, California	Donington Park, United Kingdom
Beijing, China

At many of our auction sites we own additional property that is available for future expansion or sale. We also own land in other areas not listed or described above that may be available for future expansion or sale. Examples of this include land held for future expansion near Phoenix, Arizona and Tulare, California.

COMPETITION

The global used industrial equipment market, including the auction segment of that market, is highly fragmented. We compete for potential purchasers and sellers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, equipment rental companies, and other online marketplaces. When sourcing equipment to sell at our auctions or through EquipmentOne, we compete with other auction companies, dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales.

GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS

Our operations are subject to a variety of federal, provincial, state and local laws, rules and regulations throughout the world relating to, among other things, the auction business, imports and exports of equipment, worker health and safety, privacy of customer information and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our auction sites, which vary among jurisdictions.

Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee or other person knew of, or was responsible for, the presence of such hazardous or toxic substances.

We typically obtain Phase I environmental assessment reports prepared by independent environmental consultants in connection with our site acquisitions and leases. A Phase I environmental assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon us or expose us to third-party actions such as tort suits. Although we have insurance to protect us from such liability, there can also be no assurance that it will cover any or all potential losses.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. In addition, engine emission standards in some jurisdictions limit the operation of certain trucks and equipment in those markets. We expect these emission standards to be implemented in additional jurisdictions or to be strengthened in existing jurisdictions in the future.

We are committed to contributing to the protection of the natural environment by preventing and reducing adverse impacts of our operations. As part of our commitment, we aim to:

•	empower our employees to identify and address environmental issues;

•	consider environmental impacts as part of all business decisions;

•	conduct business in compliance with applicable regulations and legislation, and where appropriate, adopt the most stringent standards as our global benchmark;

•	use resources wisely and efficiently to minimize our environmental impact;

•	communicate transparently with our stakeholders about environmental matters;

•	conduct ongoing assessments to ensure compliance and good stewardship; and

•	hold management accountable for providing leadership on environmental matters, achieving targets and providing education to employees.

We believe that by following these principles, we will be able to achieve our objective to be in compliance with applicable environmental laws and make a positive contribution to the protection of the natural environment.

Our operational and marketing activities are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition. For example, the Canadian Anti-Spam Law (“CASL”) came into force on July 1, 2014. CASL prohibits the transmission of commercial electronic messages to an email address without consent and it also requires certain formalities to be complied with, including the ability to unsubscribe easily from subsequent messages.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct our business.

RISK FACTORS

Disclosure relating to risk factors concerning us and our business is included under “Risk Factors” in the MD&A for the years ended December 31, 2014, which has been filed on SEDAR at www.sedar.com, and is incorporated in this document by reference.

DIVIDENDS

We currently pay a regular quarterly cash dividend of $0.140 per common share. We currently intend to continue to declare and pay a regular quarterly cash dividend on our common shares; however, any decision to declare and pay dividends in the future will be made at the discretion of our Board, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and any other factors our Board may deem relevant. In 2014, we paid total cash dividends of $0.540 per common share, compared to $0.505 per common share in 2013 and $0.470 per common share in 2012.

Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.

Pursuant to income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we pay are “eligible dividends” unless indicated otherwise.

CAPITAL STRUCTURE

We have the following shares authorized for issuance and issued and outstanding as of the date of this Annual Information Form:

Description	Number Authorized	Number Issued and Outstanding
Common shares, without par value	Unlimited	107,854,734
Senior preferred shares, without par value, issuable in series	Unlimited	None
Junior preferred shares, without par value, issuable in series	Unlimited	None

Our Board is authorized to determine the designations, rights and restrictions to be attached to the Senior preferred shares and Junior preferred shares (together, the “preferred shares”) upon issuance. No preferred shares have been issued.

Holders of our common shares are entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive ratably any dividends as may be declared from time to time by our Board out of funds legally available for dividends. Please refer to the “Dividends” section above. In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share ratably in all of our assets remaining after payment of liabilities and any liquidation preferences of any outstanding preferred shares.

We have adopted a Shareholder Rights Plan, the purpose of which is to discourage discriminatory or unfair take-over offers for our company and to provide our Board with time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited takeover bid for our company.

On September 15, 2014, our Board resolved that it will not, without prior shareholder approval, issue any series of preferred shares for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically and primarily intended to make any attempted acquisition of us more difficult or costly. Within the limits described above, our Board may issue preferred shares for the purpose of capital raising transactions, acquisitions, joint ventures or other corporate purposes.

On January 12, 2015, our Board authorized Ritchie Bros. to repurchase up to $100 million worth of our common shares over the next three years. We intend to use the share repurchase program primarily to neutralize dilution from stock options.

No common shares were issued by the Company in the year ended December 31, 2014.

MARKET FOR SECURITIES

Our common shares are listed for trading on the NYSE and on the TSX, in each case under the ticker symbol “RBA”. The closing price of our common shares on February 25, 2015 on the NYSE was $26.00 and on the TSX was Canadian dollar (“CA$”) CA$32.30.

Our trading volumes and price ranges on the NYSE and the TSX for the year ended December 31, 2014 were as follows:

DIRECTORS AND EXECUTIVE OFFICERS

Under our Articles of Amalgamation, our number of Directors is set at a minimum of three and a maximum of ten and the Directors are authorized to determine the actual number of Directors to be elected from time to time. We currently have seven Directors. Each of our Directors is elected annually and holds office until our next annual and special meeting of shareholders unless he or she ceases to hold office before that date. Information concerning our Directors is as follows:

Directors

Name and Municipality of Residence	Position with the Company	Principal Occupation or Employment(1)	Previous Service as a Director
Ravichandra K. Saligram Vancouver, B.C., Canada	Chief Executive Officer and a Director	Chief Executive Officer (“CEO”) of the Company since July 7, 2014, and CEO of OfficeMax (2010 to 2013)	Director since July 7, 2014

Eric Patel(2)(3) Vancouver, B.C., Canada	Director	Businessman	Director since April 16, 2004

Beverley A. Briscoe(2) Vancouver, B.C., Canada	Chair of the Board and a Director	Businesswoman	Director since October 29, 2004

Edward B. Pitoniak(2)(3) Exeter, R.I., United States	Director	Businessman	Director since July 28, 2006

Christopher Zimmerman(4) Manhattan Beach, C.A., United States	Director	Businessman	Director since April 11, 2008

Robert G. Elton(3)(4) Vancouver, B.C., Canada	Director	Businessman	Director since April 25, 2012

Erik Olsson(4) Scottsdale, A.Z., United States	Director	CEO of Mobile Mini Inc.	Director since June 1, 2013

(1)	This information has been provided by the respective Director as of February 26, 2015.
(2)	Our Board has a Nominating and Corporate Governance Committee comprised of Messrs. Pitoniak (Chair), Patel and Saligram, and Ms. Briscoe.
(3)	Our Board has an Audit Committee comprised of Messrs. Elton (Chair), Patel and Pitoniak.
(4)	Our Board has a Compensation Committee comprised of Messrs. Zimmerman (Chair), Elton and Olsson.

We do not have a Lead Director because our Chair, Beverley A. Briscoe, is an independent Director and fulfills this role. Ms. Briscoe can be reached at (778) 331-5300 or by email at bbriscoe@rbauction.com.

Executive Officers

The following table sets forth our Executive Officers as of the date of this Annual Information Form:

Name and Municipality of Residence	Position with the Company
Ravichandra K. Saligram Naperville, I.L., United States	Chief Executive Officer

James Barr IV Chicago, I.L., United States	Group President, Emerging Businesses, Brand Innovation and Technology Services

Robert A. McLeod Vancouver, B.C., Canada	Chief Financial Officer

Steven C. Simpson Westlake, T.X., United States	Chief Sales Officer, Global Key Accounts

Todd D. Wohler Vancouver, B.C. Canada	Chief Human Resources Officer

Randall J. Wall Burnaby, B.C. Canada	President, Canada

Karl W. Werner Chehalis, W.A., United States	Chief Operational Support and Development Officer and Interim Managing Director, Middle East

Darren J. Watt Tsawwassen, B.C., Canada	General Counsel, Vice President of Corporate Development and Corporate Secretary

Jeroen L. Rijk La Massana, Andorra, Europe	Senior Vice President and Managing Director, Europe

Kieran C. Holm Naperville, I.L., United States	Vice President and Managing Director, Asia Pacific

As of February 26, 2015, our Directors and Executive Officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 1% of our issued and outstanding common shares.

Audit Committee Information

Our Audit Committee primarily assists our Board in overseeing:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

In particular, our Audit Committee’s role includes, among other things, ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls. The full text of our Audit Committee charter, which complies with NYSE and TSX rules and applicable securities laws, is available on our website, www.rbauction.com.

As of February 26, 2015, the Audit Committee of our Board was composed of the following members:

Member	Independent	Financially Literate	Relevant Education and Experience
Robert G. Elton (Chair)	Yes	Yes

Current employment:

•  Chief Risk Officer — Vancouver City Savings Credit Union

•  Adjunct Professor — Sauder School of Business, University of British Columbia

Past employment:

•  Various positions, including President and Chief Executive Officer, with BC Hydro — 2001 to 2009

•  Chief Financial Officer, Eldorado Gold Corporation — 1996 to 2001

•  Partner, PricewaterhouseCoopers

Other board membership:

•  Director, Aquatic Informatics Inc., a private software company

•  Chair, Business Advisory Board, Nurse Next Door

•  Director, Corix Utilities, a private utility infrastructure company

Education:

•  Fellow of the Institute of Chartered Accountants

•  Master of Arts from Cambridge University

Edward B. Pitoniak	Yes	Yes

Current employment:

•  Managing Director and Trustee — InnVest REIT

Past employment:

•  Various positions, including President, Chief Executive Officer and Director, with CHIP REIT — 2004 to 2009

•  Senior Vice-President at Intrawest Corporation — 1996 to 2004

•  Editor-in-chief and Advertising Director, with Times Mirror Magazines

Other board membership:

•  Director, Chair of Investment & Environmental Committee, and Member, Audit Committee, Regal Lifestyle Communities (TSX: “RLG”)

Education:

•  Bachelor of Arts degree from Amherst College

Member	Independent	Financially Literate	Relevant Education and Experience
Eric Patel	Yes	Yes

Current employment:

•  Business consultant and corporate director

Past employment:

•  Chief Financial Officer — Pembrook Mining Corp., a private mining company

•  Chief Financial Officer — Crystal Decisions, Inc., a privately held software company — 1999 to 2004

•  Executive positions, including Chief Financial Officer — University Games, Inc., a privately held manufacturer of educational toys and games — 1997 to 1999

•  Director of Strategy — Dreyer’s Grand Ice Cream

•  Strategy consultant — Marakon Associates

Other board membership:

•  Advisory Board Chair, ACL Services Ltd., a private software company

•  Chair, Daiya Foods Inc., a private food company

Education:

•  MBA degree from Stanford University

•  Bachelor of Arts degree from Brown University

In fulfilling its responsibilities, our Audit Committee held regular meetings in 2014 with our external auditors and with our management. In these meetings, the Audit Committee discussed with management and the external auditors, among other things, the quality and acceptability of accounting principles and significant transactions or issues encountered during the period. In addition, our Audit Committee met with our external auditors independent of our management to provide for independent and confidential assessment of our management and our internal controls as they relate to the quality and reliability of our financial statements.

Ernst & Young LLP served as our independent public accountant for the years ended December 31, 2014 and 2013. The aggregate fees billed for professional services by our Principal Accountants during 2014 and 2013 were as follows:

	Fiscal 2014	Fiscal 2013
Audit Fees	$951,365	$849,400
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total Fees	$951,365	$849,400

The nature of each category of fees is as follows:

Audit Fees:

Audit fees are paid for professional services rendered by the auditors for the audit and interim reviews of our consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees are paid for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the Audit Fees item above. No audit-related fees were paid in the financial years ended December 31, 2014 or 2013.

Tax Fees:

Tax fees are paid for tax compliance, tax advice and tax planning professional services. These services generally consist of: tax compliance, including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

Pre-Approval Policies and Procedures:

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by Ernst & Young LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services.

All requests for Ernst & Young LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by our Chief Financial Officer. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of Ernst & Young LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Chief Financial Officer for presentation to the Audit Committee for its consideration.

Additional information regarding our corporate governance practices is included in our Information Circular for our most recent annual general meeting of shareholders and on our website.

LEGAL ACTIONS

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. During the financial year ended December 31, 2014 neither the Company nor any of its subsidiaries was party to, nor was any of the Company or its subsidiaries assets subject to, any legal proceedings other than proceedings involving claims for damages, equal to less than 10% of the consolidated assets of the Company.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the Code of Conduct) that applies to all of our employees, officers and directors. Our Code of Conduct includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer that are required by the United States Securities and Exchange Commission (“SEC”) for a code of ethics applicable to such officers. Our Code of Conduct is available on our internet website, www.rbauction.com.

We intend to disclose on our website within five days thereof, any amendment or waiver of the code of ethics portion of our Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on our website for at least a 12-month period.

TRANSFER AGENT

Our transfer agent for our common shares in Canada is Computershare Trust Company of Canada. The register of transfers of our common shares maintained by Computershare is located at their offices in Vancouver, British Columbia, Canada and Toronto, Ontario, Canada.

INTERESTS OF EXPERTS

Our consolidated financial statements for the years ended December 31, 2014 and 2013 have been audited by Ernst & Young LLP, Chartered Accountants, our external auditors. Ernst & Young LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada.

MATERIAL CONTRACTS

We have not, during our financial year ended December 31, 2014, entered into any material contracts and there are no material contracts entered into prior to December 31, 2013 which remain in effect, other than contracts entered into in the ordinary course of business.

ADDITIONAL INFORMATION

Additional information, including our Directors’ and Officers’ remuneration and indebtedness to us, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent annual general meeting of shareholders that involved the election of Directors.

Additional financial information is provided in our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations for our most recently completed financial year. This and other information about our company can be found on the SEDAR website at www.sedar.com. None of the information on the SEDAR website or any of the Ritchie Bros. websites is incorporated by reference into this document by this or any other reference, unless otherwise specified.

Copies of these documents may be obtained upon request from our Corporate Secretary, 9500 Glenlyon Parkway, British Columbia, V5J 0C6 (telephone number: (778) 331-5500).